SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2011

ELTEK LTD.
(Name of Registrant)
Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

    Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

    If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-12012 and 333-123559.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD. (Registrant)

By:	/s/ Amnon Shemer
Amnon Shemer
Chief Financial Officer

Date: January 18, 2011

Eltek Receives $2.2 million of Orders from
Defense and Medical Equipment Manufacturers

•	$1.5 million order from the defense market
•	$0.7 million of order from the U.S. medical market

PETACH-TIKVA, Israel, January 18, 2011 (NASDAQ:ELTK) - Eltek Ltd., the leading Israeli manufacturer of advanced flex-rigid circuitry solutions, announced today that it has received orders valued at $2.2 million from defense and medical customers. The orders include high-end flex - rigid PCBs (printed circuit boards) for use in advanced military and medical equipment. The orders are expected to be delivered in 2011.

The order received from the defense market customer totalled $1.5 million. The order from the U.S. medical customer totalled $737,000. The receipt of these orders is a result of Eltek's continuing focus on the defense and medical industries as part of its growth strategy.

"These two customers are long term customers of Eltek, and the new orders represent their recognition of our high technological capabilities, while the order from the defense customer is also a step up in the volume of our business with this customer, and expect to further expand our business relations with him in the near future.” said Arieh Reichart, President and Chief Executive Officer of Eltek.

“According to our long term business plan, we are continuing our efforts to strengthen our  position both in the growing medical and defense global markets, through our constant investment of marketing efforts on increasing our customer base in these sectors, while maintaining strong relationship with our existing customers," concluded Mr. Reichert.

About the Company

Eltek is Israel's leading manufacturer of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multilayered and flex-rigid boards. Eltek's technologically advanced circuitry solutions are used in today's increasingly sophisticated and compact electronic products. For more information, visit
Eltek's web site at www.eltekglobal.com.

Forward Looking Statement:

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.